January 11, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 3720

Attention: Larry Spirgel, Assistant Director

Re:	NTN Buzztime, Inc.
Form 10-K for fiscal year ended December 31, 2015
Filed March 15, 2016
File No. 001-11460

Dear Mr. Spirgel:

NTN Buzztime, Inc. (the “Company”), provides the following response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated December 28, 2016 (the “Comment Letter”) relating to the above-referenced filing.

For convenience, the numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter and the text of the Staff’s comments appear in italics below.

Item 1. Business Licensing, Trademarks, Copyrights and Patents, page 6

1.	We note the importance of your intellectual property to your business (e.g., disclosures to this effect in your Licensing, Trademarks, Copyrights and Patents section and in your risk factor on page 10). In future filings, please disclose the duration of all your material patents pursuant to Item 101(h)(4)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company proposes to provide disclosure substantially similar to the disclosure below in its Form 10-K for its fiscal year ended December 31, 2016:

Our intellectual property assets, including patents, trademarks, and copyrights, are important to our business and, accordingly, we actively seek to protect the proprietary technology that we consider important to our business. No single patent or copyright is solely responsible for protecting our products.

We keep confidential as trade secrets our technology, know-how and software. Some of the hardware we use in our operations is customized, and all of it is purchased from outside vendors. We enter into agreements with third parties with whom we conduct business, which contain provisions designed to protect our intellectual property and to limit access to, and disclosure of, our proprietary information. We also enter into confidentiality and invention assignment agreements with our employees and contractors.

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We believe the duration of our patents is adequate relative to the expected lives of our products. We consider the following United States patents to be important to the protection of our products and service:

Patent No.	Description	Expiration Date
8,562,438	System and method for television-based services	4/21/2031
8,562,442	Interactive gaming via mobile playmaker	6/3/2031
8,790,186	User-controlled entertainment system, apparatus and method	2/6/2034
8,898,075	Electronic menu system and method	9/11/2032
9,044,681	System and method for television-based services	10/13/2033
9,358,463	Interactive gaming via mobile playmaker	10/16/2033
9,498,713	User-controlled entertainment system, apparatus and method	2/6/2034

We have trademark protection for the names of our key proprietary programming, products, and services to the extent that we believe trademark protection is appropriate. We are expanding our efforts to protect these investments. We consider the Buzztime, Playmaker, Mobile Playmaker, BEOND Powered by Buzztime and PlayersPlus trademarks and our other related trademarks to be valuable assets, and we seek to protect them through a variety of actions. Our content, branding, and some of our game titles, such as Countdown, SIX, and Showdown are also protected by copyright and trademark law.

The Company confirms that it will comply with the Staff’s comment in future filings by providing disclosure substantially similar to the above when and as required and as such disclosure may be updated to reflect then accurate information.

2.	Discuss whether the gaming content available on your devices is the result of internal development or licenses or acquired technology from third parties. If material, disclose the dollar amount for such licenses or technology.

Response: In response to the Staff’s comment, the Company proposes to provide disclosure substantially similar to the disclosure below in its Form 10-K for its fiscal year ended December 31, 2016.

A majority of the gaming content available on our BEOND platform is internally developed. The balance is licensed from third parties. We also license third party content for our pay-to-play and free-to-consumer arcade content. The amounts paid for such third party licensed content was not material during either 2016 or 2015.

All of the gaming content available on our Classic platform is internally developed.

The Company confirms that it will comply with the Staff’s comment in future filings by providing disclosure substantially similar to the above when and as required and as such disclosure may be updated to reflect then accurate information.

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The Company looks forward to working with the Staff toward resolving any concerns that the Staff may continue to have after evaluating and taking into account the Company’s response in this letter. To this end, the Staff should feel free to call Sandra Gurrola, the Company’s Vice President of Finance at 760.930.1168, or the Company’s outside securities counsel (Edwin Astudillo at 619.318.9987 or Elizabeth Wilson at 858.847.2810) with any questions or if the Staff wishes to discuss any of the above.

Sincerely,

NTN Buzztime, Inc.

/s/ Ram Krishnan
Ram Krishnan, CEO

cc:	Courtney Lindsay, Staff Attorney

Edwin Astudillo, Esq.
Elizabeth Wilson, Esq.

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